Filed by Thomas Weisel Partners Group, Inc.

Pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act

of 1934, as amended

Thomas Weisel Partners Group, Inc.

(File No. 000-51730)

Subject Company: Thomas Weisel Partners

Group, Inc. (File No. 000-51730)

May 7, 2010

To All TWP Employees:

Since we announced the planned merger with Stifel Financial, we thought it would be helpful to provide an update about the progress that has taken place thus far. Below are some highlights to date.

We filed our proxy statement announcing that our annual meeting is scheduled to take place on June 16, 2010, at which time the proposal to approve the merger will be voted on. The projected closing date for the transaction is on or about June 30, 2010, but is subject to the aforementioned shareholder vote and regulatory approvals.

Each member of the Executive Committee is meeting with their respective counterpart at Stifel to strategically align our resources and capabilities in order to maximize the revenue potential as a combined organization upon closing. Other meetings with senior management from Stifel have or will take place as follows:

•	Ron Kruszewski and Thom met with employees and investors of both companies in San Francisco, New York, Boston and Baltimore;

•	Heads of Investment Banking, Sales, Trading and Research from Stifel have visited most of TWP’s offices and met with a number of our employees;

•

The TWP IT professionals are meeting with their counterparts to communicate our technology capabilities such as networking, trading technology, desktop and telephonic support and data center requirements;

•	Operations people are focused on integrating our clearing and settlement processes (domestic and international);

•	Accounting and Finance are meeting with their Stifel counterparts to plan the integration of our financial systems and processes; and

•	Counterparts at Stifel for each of the administrative groups such as Facilities, Marketing/Corporate Events, Legal, Compliance, Internal Audit and Human Resources, have begun to compare notes.

A preliminary integration timeline might be as follows:

•	Deal closes – on or about June 30, 2010

•	Transition and integration of employees, systems and processes – beginning at closing to late Q3/early Q4.

We are joining forces with a successful organization that has continued to grow rapidly over the past few years. Engaging our counterparts at Stifel in the integration process with our customary focus on excellence will serve us well individually and collectively.

We will continue to provide periodic updates as we progress. Additionally, Department Heads will communicate specific updates to their groups as progress is made.

Finally, thank you for your patience though this process. We appreciate your ongoing and critical contribution to TWP.

Shaugn Stanley

Chief Administrative Officer

Additional Information and Where to Find It

In connection with the proposed merger, Stifel filed a registration statement on Form S-4 that also constitutes a prospectus of Stifel and other relevant documents relating to the acquisition of Thomas Weisel Partners with the Securities and Exchange Commission (the “SEC”) on April 28, 2010. The registration statement on Form S-4 includes a proxy statement of Thomas Weisel Partners which will be mailed to shareholders of Thomas Weisel Partners. Stifel and Thomas Weisel Partners shareholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that are a part of the registration statement, because they contain important information about Stifel, Thomas Weisel Partners and the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus, as well as other filed documents containing information about Stifel and Thomas Weisel Partners, without charge, at the SEC’s website (http://www.sec.gov). Free copies of Stifel’s filings may be obtained by directing a request to Stifel’s Investor Relations by telephone to (314) 342-2000, in writing to Stifel Financial Corp., Attention: Investor Relations, 501 North Broadway, St. Louis, Missouri 63102, by email to investorrelations@stifel.com or at Stifel’s website (http://www.stifel.com). Free copies of Thomas Weisel Partners’ filings may be obtained by directing a request to Thomas Weisel Partners’ Investor Relations by telephone to 415-364-2500, in writing to Thomas Weisel Partners, Attention: Investor Relations, One Montgomery Street, San Francisco, CA 94104, by email to investorrelations@tweisel.com or at Thomas Weisel Partners’ website (http://www.tweisel.com).

Participants in the Solicitation

Stifel, Thomas Weisel Partners and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the shareholders of Thomas Weisel Partners with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, are set forth in the registration statement and proxy statement/prospectus and other materials filed with the SEC on April 28, 2010 in connection with the proposed transaction. Information regarding Stifel’s directors and executive officers is also available in Stifel’s definitive proxy statement for its 2010 Annual Meeting of Shareholders filed with the SEC on February 26, 2010. Information regarding Thomas Weisel Partners’ directors and executive officers is also available in Thomas Weisel Partners’ definitive proxy statement for its 2009 Annual Meeting of Shareholders filed with the SEC on April 16, 2009. These documents are available free of charge at the SEC’s web site at http://www.sec.gov and from Investor Relations at Thomas Weisel Partners and Stifel.